**SCHEDULE 13G**

**EXHIBIT A**

**RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP**

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

GEICO Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

Government Employees Insurance Company